                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                              LIBERTE INVESTORS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  530154-10-3
                                 (CUSIP NUMBER)

                                with a copy to:


Gerald J. Ford                                         Michael D. Wortley
Hunter's Glen/Ford, Ltd.                               Vinson & Elkins L.L.P.
200 Crescent Court                                     3700 Trammell Crow Center
Suite 1350                                             2001 Ross Avenue
Dallas, Texas  75201                                   Dallas, Texas 75201-2975
(214) 871-5131                                         (214) 220-7732

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                August 26, 1996
    (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. / /

Check the following box if a fee is being paid with this statement.  / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

CUSIP NO. 530154-10-3                 Schedule 13D/A                 Page 2 of 9

--------------------------------------------------------------------------------
    1         Name of Reporting Person, S.S. or I.R.S. Identification No. of
              Above Person

                           Gerald J. Ford      ###-##-####
--------------------------------------------------------------------------------
    2         Check the appropriate box if a member of a group         (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
    3         SEC Use Only
--------------------------------------------------------------------------------
    4         Source of Funds
                                         BK, OO
--------------------------------------------------------------------------------
    5         Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)                               / /
--------------------------------------------------------------------------------
    6         Citizenship or Place of Organization
                                      United States
--------------------------------------------------------------------------------
                    7     Sole Voting Power
                                 0
 Number of       ---------------------------------------------------------------
 Shares             8     Shared Voting Power
 Beneficially                8,002,439
 Owned           ---------------------------------------------------------------
 by Each            9     Sole Dispositive Power
 Reporting                       0
 Person With     ---------------------------------------------------------------
                   10     Shared Dispositive Power
                             8,002,439
--------------------------------------------------------------------------------
   11         Aggregate Amount Beneficially Owned by Each Reporting
              Person
                                      8,002,439
--------------------------------------------------------------------------------
   12         Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               / /
--------------------------------------------------------------------------------
   13         Percent of Class Represented by Amount in Row (11)
                                        39.5%
--------------------------------------------------------------------------------
   14         Type of Reporting Person
                                         IN
--------------------------------------------------------------------------------

CUSIP NO. 530154-10-3                 Schedule 13D/A                 Page 3 of 9

--------------------------------------------------------------------------------
    1         Name of Reporting Person, S.S. or I.R.S. Identification No. of
              Above Person

                        Ford Diamond Corporation      75-2549369
--------------------------------------------------------------------------------
    2         Check the appropriate box if a member of a group         (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
    3         SEC Use Only
--------------------------------------------------------------------------------
    4         Source of Funds
                                       BK, OO
--------------------------------------------------------------------------------
    5         Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)                               / /
--------------------------------------------------------------------------------
    6         Citizenship or Place of Organization
                                    State of Texas
--------------------------------------------------------------------------------
                    7     Sole Voting Power
                                   0
 Number of       ---------------------------------------------------------------
 Shares             8     Shared Voting Power
 Beneficially                 8,002,439
 Owned           ---------------------------------------------------------------
 by Each            9     Sole Dispositive Power
 Reporting                         0
 Person With     ---------------------------------------------------------------
                   10     Shared Dispositive Power
                              8,002,439
--------------------------------------------------------------------------------
   11         Aggregate Amount Beneficially Owned by Each Reporting
              Person
                                      8,002,439
--------------------------------------------------------------------------------
   12         Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               / /
--------------------------------------------------------------------------------
   13         Percent of Class Represented by Amount in Row (11)
                                       39.5%
--------------------------------------------------------------------------------
   14         Type of Reporting Person
                                         CO
--------------------------------------------------------------------------------

CUSIP NO. 530154-10-3                 Schedule 13D/A                 Page 4 of 9

--------------------------------------------------------------------------------
    1         Name of Reporting Person, S.S. or I.R.S. Identification No. of
              Above Person
                     Hunter's Glen/Ford, Ltd.      75-2571826
--------------------------------------------------------------------------------
    2         Check the appropriate box if a member of a group         (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
    3         SEC Use Only
--------------------------------------------------------------------------------
    4         Source of Funds
                                         BK, OO
--------------------------------------------------------------------------------
    5         Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)                               / /
--------------------------------------------------------------------------------
    6         Citizenship or Place of Organization
                                      State of Texas
--------------------------------------------------------------------------------
                    7     Sole Voting Power
                                    0
 Number of       ---------------------------------------------------------------
 Shares             8     Shared Voting Power
 Beneficially                   8,002,439
 Owned           ---------------------------------------------------------------
 by Each            9     Sole Dispositive Power
 Reporting                          0
 Person With     ---------------------------------------------------------------
                   10     Shared Dispositive Power
                                8,002,439
--------------------------------------------------------------------------------
   11         Aggregate Amount Beneficially Owned by Each Reporting
              Person
                                      8,002,439
--------------------------------------------------------------------------------
   12         Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               / /
--------------------------------------------------------------------------------
   13         Percent of Class Represented by Amount in Row (11)
                                        39.5%
--------------------------------------------------------------------------------
   14         Type of Reporting Person
                                          OO
--------------------------------------------------------------------------------

                                  Schedule 13D/A                     Page 5 of 9

     This Amendment No. 1 to Schedule 13D is being filed by Gerald J. Ford, Ford Diamond Corporation and Hunter's Glen/Ford, Ltd. to amend the original
Schedule 13D dated August 26, 1996 filed by Gerald J. Ford (the "Original
Schedule 13D"): (i) to add cover pages and signatures for Ford Diamond Corporation and Hunter's Glen/Ford, Ltd., (ii) to amend Items 2, 7, 8, 9, 10, 11 and 13 of Gerald J. Ford's cover page and (iii) to amend Items 1, 2, 5, and 7 to incorporate the effects of items (i) and (ii) and the February 14, 1997 sale by Hunter's Glen/Ford, Ltd. of 100,000 Shares of Liberte Investors Inc. common stock. The cover page for Gerald J. Ford and the full text of each of Items 1, 2, 5, and 7, as amended hereby, are restated in their entirety in this Amendment No. 1. Items 3, 4 and 6 of the original Schedule 13D remain unchanged.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $.01 par value per share, of Liberte Investors Inc., whose principal executive offices are located at 200 Crescent Court, Suite 1365, Dallas, Texas 75201.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Gerald J. Ford, Ford Diamond Corporation and Hunter's Glen/Ford, Ltd. (collectively, the "Reporting Persons").

     Mr. Ford's principal occupation is Chairman of the Board and Chief Executive Officer of Golden State Bancorp Inc., a Delaware corporation, and of California Federal Bank, a Federal Savings Bank, an indirect wholly owned subsidiary of Golden State Bancorp Inc. The principal business address of Mr. Ford is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Mr. Ford is a United States citizen.

     Ford Diamond Corporation is a Texas corporation having its principal executive office at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Mr. Ford owns all of the capital stock of Ford Diamond Corporation and is its sole director. Ford Diamond Corporation serves as a general partner of Hunter's Glen/Ford, Ltd. and of other Ford family partnerships.

     Hunter's Glen/Ford, Ltd. is a Texas limited partnership having its principal executive office at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Hunter's Glen/Ford, Ltd. was organized for estate planning purposes and owns 8,002,439 shares of the common stock of Liberte Investors Inc. Mr. Ford and Ford Diamond Corporation are the two general partners of Hunter's Glen/Ford, Ltd. The sole limited partner of Hunter's Glen/Ford, Ltd. is a trust established for the benefit of Mr. Ford's children.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Ford Diamond Corporation is set forth in Schedule I hereto and is incorporated herein by reference. All of the individuals named on Schedule I are citizens of the United States of America.

     To the knowledge of the Reporting Persons, during the last five years neither any of the Reporting Persons nor any of the persons listed on
Schedule I hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                  Schedule 13D/A                     Page 6 of 9

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b).

     Hunter's Glen/Ford, Ltd. is the record and beneficial owner of 8,002,439 shares of Liberte Investors Inc. common stock, which represents approximately 39.5% of Liberte Investors Inc.'s outstanding common stock. As a result of the relationship of Gerald J. Ford to Hunter's Glen/Ford, Ltd., Ford Diamond Corporation to Hunter's Glen/Ford, Ltd. and Ford Diamond Corporation to Gerald J. Ford, each Reporting Person may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 8,002,439 shares of Liberte Investors Inc. common stock owned directly by Hunter's Glen/Ford, Ltd.

     On August 16, 1996, Hunter's Glen/Ford, Ltd. acquired 8,102,439 shares of common stock of Liberte Investors Inc., representing 40.0% of the 20,256,097 shares of common stock then outstanding, at a price of $2.85 per share. On February 14, 1997 Hunter's Glen/Ford, Ltd. sold 100,000 shares of common stock of Liberte Investors Inc., at a price of $2.85 per share, pursuant to a private sale.

     (c) The following table details the transactions in shares of common stock of Liberte Investors Inc. since the most recent filing on Schedule 13D:

            Date                      Transaction                Quantity       Price
      -----------------     --------------------------------     --------    -----------
      February 14, 1997     Sale by Hunter's Glen/Ford, Ltd.     100,000     $2.85/Share


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:  Loan Agreement dated August 15, 1996 between Hunter's Glen/Ford,
            Ltd. and NationsBank of Texas, N.A.*

Exhibit B:  Promissory Note dated August 15, 1996 between Hunter's Glen/Ford,
            Ltd. and NationsBank of Texas, N.A.*

Exhibit C:  Pledge Agreement dated August 15, 1996 between Hunter's Glen/Ford,
            Ltd. and NationsBank of Texas, N.A.*

Exhibit D:  Promissory Note dated August 16, 1996 between Hunter's Glen/Ford,
            Ltd. and Gerald J. Ford.*

Exhibit E:  Joint Filing Agreement dated December 2, 1998 among Gerald J.
            Ford, Ford Diamond Corporation and Hunter's Glen/Ford, Ltd..



* Previously filed.

                                  Schedule 13D/A                     Page 7 of 9


                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

December 2, 1998                   /s/ Gerald J. Ford
                                   ----------------------
                                   Gerald J. Ford


December 2, 1998                   FORD DIAMOND CORPORATION, a Texas corporation



                                   By: /s/ Gerald J. Ford
                                       ------------------
                                   Name:  Gerald J. Ford
                                   Title: President


December 2, 1998                   HUNTER'S GLEN/FORD, LTD., a Texas limited
                                   partnership



                                   By: /s/ Gerald J. Ford
                                       ------------------
                                   Name:  Gerald J. Ford
                                   Title: General Partner

                                  Schedule 13D/A                     Page 8 of 9


                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           Ford Diamond Corporation

     Set forth below is each director and executive officer of Ford Diamond Corporation. The principal address of Ford Diamond Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Each such person is a citizen of the United States.

NAME AND ADDRESS         POSITION HELD WITH                      PRESENT PRINCIPAL OCCUPATION
                         FORD DIAMOND CORPORATION                OR EMPLOYMENT
Gerald J. Ford           President and Sole Director             Chairman and Chief Executive
                                                                 Officer, Golden State
                                                                 Bancorp Inc. and California
                                                                 Federal Bank

Nancy J. Foederer        Vice President and Treasurer            Vice President and Treasurer,
                                                                 Diamond A-Ford  Corporation

Charles W. Brown         Secretary and Assistant Treasurer       Secretary, Diamond A-Ford
                                                                 Corporation

Shirley Booth            Assistant Secretary                     Executive Assistant,
                                                                 California Federal Bank

Robert C. Taylor         Assistant Secretary                     Attorney,
                                                                 Taylor Lohmeyer
                                                                 Corrigan, PC
                                                                 2911 Turtle Creek Blvd,
                                                                 Suite 1010
                                                                 Dallas, Texas 75219

                                  Schedule 13D/A                     Page 9 of 9


                                  EXHIBIT INDEX

Exhibit A:  Loan Agreement dated August 15, 1996 between Hunter's Glen/Ford,
            Ltd. and NationsBank of Texas, N.A.*

Exhibit B:  Promissory Note dated August 15, 1996 between Hunter's Glen/Ford,
            Ltd. and NationsBank of Texas, N.A.*

Exhibit C:  Pledge Agreement dated August 15, 1996 between Hunter's
            Glen/Ford, Ltd. and NationsBank of Texas, N.A.*

Exhibit D:  Promissory Note dated August 16, 1996 between Hunter's Glen/Ford,
            Ltd. and Gerald J. Ford.*

Exhibit E:  Joint Filing Agreement dated December 2, 1998 among Gerald J.
            Ford, Ford Diamond Corporation and Hunter's Glen/Ford, Ltd..


 * Previously filed.